Filed Pursuant to Rule 424(b)(3)
Registration No. 333-206017

CNL HEALTHCARE PROPERTIES II, INC.

STICKER SUPPLEMENT DATED MAY 11, 2016

TO THE PROSPECTUS DATED MARCH 2, 2016

This sticker supplement is part of, and should be read in conjunction with, our prospectus dated March 2, 2016. Unless otherwise defined herein, capitalized terms used in this sticker supplement have the same meanings as prescribed to them in the prospectus.

The purpose of this sticker supplement is to disclose:

•	the status of the offering;

•	updates to the cover page;

•	updates to our suitability standards;

•	updates to our risk factors;

•	entry into an amended and restated expense support and restricted stock agreement with our advisor;

•	updated information regarding our investment policies;

•	updated information regarding our approval of an estimated net asset value per share;

•	updates to our plan of distribution;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the period ended March 31, 2016;

•	updated quantitative and qualitative disclosures about market risk; and

•	our consolidated financial statements and the notes thereto as of and for the period ended March 31, 2016.

Status of the Offering

As of May 11, 2016, we had not broken escrow in the offering.

Cover Page

The following disclosure replaces footnote 2 to the table on the cover page of the prospectus.

(2)	The maximum and minimum selling commissions and dealer manager fee assume that 5%, 90% and 5% of the gross offering proceeds from the primary offering are from sales of Class A, Class T, and Class I, respectively. The selling commissions are equal to 7.00%, 2.00% and 0% of the sale price for Class A, Class T and Class I shares, respectively, with discounts available to some categories of investors, and the dealer manager fee is equal to 2.75%, 2.75% and 0% of the sale price for Class A, Class T and Class I shares, respectively, with discounts available to some categories of investors. With respect to certain sales of Class T shares, we may agree that the dealer manager may permit broker-dealers to reallocate a portion of the dealer manager fee to a selling commission, without changing the aggregate selling commission and dealer manager fee paid. Throughout this prospectus, we describe the maximum selling commissions and dealer manager fees assuming that such a reallocation has not occurred.

Suitability Standards

The following disclosure amends the “Suitability Standards” section of the prospectus.

•	Massachusetts—Investors may not invest, in the aggregate, more than 10% of their liquid net worth in this program and other illiquid direct participation programs.

•	Ohio—It shall be unsuitable for an investor’s aggregate investment in shares of CNL Healthcare Properties II, Inc., its affiliates and other non-traded REITs to exceed 10% of his or her liquid net worth. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of primary residence, home furnishings, and automobiles minus total liabilities) that is comprised of cash, cash equivalents, and readily marketable securities.

Risk Factors

The following disclosure replaces the similar risk factor found in the “Risk Factors” section of the prospectus.

The U.S. Department of Labor (“DOL”) has issued a final regulation revising the definition of “fiduciary” under the ERISA and the Code, which may affect the marketing of investments in our shares.

On April 8, 2016, the DOL issued a final regulation relating to the definition of a fiduciary under ERISA and Section 4975 of the Code. The final regulation broadens the definition of fiduciary and is accompanied by new and revised prohibited transaction exemptions relating to investments by employee benefit plans subject to Title I of ERISA or retirement plans or accounts subject to Section 4975 of the Code (including IRAs). The final regulation and the related exemptions will become applicable for investment transactions on and after April 10, 2017, but generally should not apply to purchases of our shares before that date. The final regulation and the accompanying exemptions are complex, and plan fiduciaries and the beneficial owners of IRAs are urged to consult with their own advisors regarding this development. The final regulation could have a negative effect on the marketing of investments in our shares to such plans or accounts.

Expense Support and Restricted Stock Agreement

The following disclosure replaces the disclosure found in the “The Advisor and the Advisory Agreement—The Advisory Agreement—Expense Support and Restricted Stock Agreement” section of the prospectus, and all similar disclosure.

On May 9, 2016, we entered into an amended and restated expense support and restricted stock agreement with our advisor, pursuant to which the advisor has agreed to accept payment in the form of forfeitable restricted Class A shares of our common stock in lieu of cash for services rendered, in the event we do not achieve established distribution coverage targets. The amount of such expense support will be equal to the positive excess, if any, of (a) aggregate stockholder cash distributions paid in the applicable quarter over (b) our aggregate MFFO for such quarter determined each calendar quarter on a non-cumulative basis (the “Expense Support Amount”). MFFO shall mean “modified funds from operations” as defined in our most recent Quarterly Report on Form 10-Q or Annual Report on Form 10-K filed with the Commission. The number of shares of restricted stock granted to the advisor in lieu of the payment of fees in cash will be determined by dividing the Expense Support Amount for the preceding quarter by the board’s most recent determination of net asset value per share of the Class A shares, if the board has made such a determination, or otherwise the most recent public offering price per Class A share. The term of the agreement will continue through March 2, 2017 with successive one-year terms thereafter subject to the right of either party to terminate the agreement upon 30 days’ prior written notice. The expense support arrangements could result in the advisor and its affiliates receiving more compensation than they may otherwise have received if the liquidation value of the Company results in proceeds to them greater than the fee they otherwise waived.

The restricted stock will vest immediately prior to or upon the occurrence of a Liquidity Event only to the extent by which (A) the sum of (i) the consideration received by our stockholders or other value attributable to our common stock held by stockholders as a result of the Liquidity Event plus (ii) total distributions to common stockholders from our inception until the Liquidity Event exceeds (B) the sum of (i) the amount paid for our common stock which is outstanding (without deduction for organization and offering expenses, but including deduction for amounts paid to redeem shares under our redemption plan) (“Invested Capital”), and (ii) the amounts required to pay our stockholders a 6% cumulative, non-compounded annual priority return on Invested Capital (the “Incentive Fee Priority Return”). For the purposes of computing the vesting of restricted stock as described above, “Invested Capital” excludes any Invested Capital relating to restricted stock issued to the advisor, and “stockholders” excludes the advisor as it relates to the Advisor’s restricted stock. For purposes of determining the number of shares of restricted stock that vest in the event that the hurdle described above is met, each vested share of restricted stock shall be deemed to have a value equal to the consideration received by our stockholders or other value attributable to our common stock held by stockholders as a result of the Liquidity Event per common share.

In the event the Company terminates the advisory agreement without cause prior to the occurrence of a Liquidity Event, the restricted stock will vest upon termination of the advisory agreement only to the extent by which (A) the sum of (i) the most recent net asset value of our outstanding shares of common stock plus (ii) total distributions to common stockholders from our inception until the termination exceeds (B) the sum of (i) Invested Capital and (ii) the Incentive Fee Priority Return. For purposes of determining the number of shares of restricted stock that vest in the event that the hurdle described above is met, each vested share of restricted stock shall be deemed to have a value equal to the board’s most recent determination of net asset value per share of the Class A common shares. If the board of directors has not determined a net asset value per share at the time of such a termination, then the reimbursement will be calculated and made on the earlier of the board of directors’ determination of a net asset value per share or a

Liquidity Event, pursuant to the relevant terms in this paragraph or the paragraph above. The restricted stock shall be immediately and permanently forfeited if the Company terminates the advisory agreement with cause or the advisor terminates the advisory agreement without good reason. If the advisor terminates the advisory agreement with good reason, the restricted stock shall remain outstanding pending a Liquidity Event as described in the paragraph above.

Investment Objectives And Policies

The following disclosure supersedes and replaces the fourteenth paragraph in the section entitled “Investment Objectives and Policies—Investment Policies.”

At the discretion of the investment committee of our advisor and with the approval of our board of directors, we additionally may invest in other income-oriented real estate assets, securities and investment opportunities that are otherwise consistent with our investment objectives and policies. However, we will limit our investments outside of the seniors housing, medical office building, acute care and post-acute care facility sectors, including stabilized, value add and development properties, to not more than 25% of the aggregate offering after the investment of substantially all of the offering proceeds. We seek to grow your invested capital by targeting sectors in which we believe there is a potential for growth as a result of recent market conditions, demographic trends and competitive factors such as the balance of supply and demand and high barriers to entry. We expect that certain of our acquisitions will feature characteristics that are common to more than one of the target sectors and asset classes that we have identified.

Estimated Net Asset Value Per Share

The following disclosure supersedes and replaces the corresponding disclosure in the section entitled “Description of Capital Stock—Valuation Policy,” and all similar disclosure throughout the prospectus.

Pursuant to an amendment to NASD Rule 2340 that took effect on April 11, 2016, we anticipate that our board of directors will approve an estimated net asset value per share no later than 150 days after the second anniversary of the date on which we break escrow in this offering, which will be published in an Annual Report on Form 10-K, a Quarterly Report on Form 10-Q and/or a Current Report on Form 8-K with the Commission.

Plan of Distribution

The following paragraph is added to the end of the section entitled “Plan of Distribution—Compensation Paid for Sales of Shares—Front-End Selling Commissions, Dealer Manager Fee and Discounts (Class A and Class T Shares).”

With respect to certain sales of Class T shares, we may agree that the dealer manager may permit broker-dealers to reallocate a portion of the dealer manager fee to a selling commission, without changing the aggregate selling commission and dealer manager fee paid. Throughout this prospectus, we describe the maximum selling commissions and dealer manager fees assuming that such a reallocation has not occurred.

The following paragraph replaces the penultimate paragraph in the “Plan of Distribution—Certain Benefit Plan Considerations” section of the prospectus.

On April 8, 2016, the DOL issued a final regulation that modifies the definition of a “fiduciary” under ERISA. When the final regulation becomes effective, a routine solicitation directed to an IRA, an ERISA Plan participant or beneficiary, or to certain smaller ERISA Plans will be characterized as a “recommendation” that will result in fiduciary status for the person or entity making the solicitation. In the absence of an exemption, an investment made in response to such a solicitation would be a prohibited transaction. To accommodate continued sales of investments to these IRAs and ERISA Plans, the DOL also issued new and modified prohibited transaction exemptions when it issued the final regulation. The final regulation, and the new and modified exemptions, generally will become applicable on April 10, 2017, for transactions entered into on or after that date. Thus, the final regulation and exemptions will not apply to investments in our shares made prior to that date. The final regulation and the accompanying exemptions are complex, and ERISA Plan fiduciaries and the beneficial owners of IRAs are urged to consult with their own advisors regarding this development.

Management’s Discussion And Analysis of Financial Condition and Results of Operations

The following disclosure is the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the period ended March 31, 2016.

Introduction

The following discussion is based on the condensed consolidated financial statements as of March 31, 2016 (unaudited) and December 31, 2015. Amounts as of December 31, 2015, included in the unaudited condensed consolidated financial statements have been derived from the audited consolidated financial statements as of that date. This information should be read in conjunction with the accompanying unaudited condensed consolidated financial statements and the notes thereto, as well as the audited consolidated financial statements and notes thereto included in our prospectus, filed with the SEC as part of our Registration Statement.

Overview

CNL Healthcare Properties II, Inc. is a Maryland corporation incorporated on July 10, 2015 that intends to qualify as a REIT for U.S. federal income tax purposes beginning with the year ending December 31, 2016 or the first year in which we commence material operations. The terms “us,” “we,” “our,” “Company” and “CNL Healthcare Properties II” include CNL Healthcare Properties II, Inc. and each of its subsidiaries.

We are externally managed and advised by CHP II Advisors, LLC. Our Advisor is responsible for managing our day-to-day affairs and for identifying and making acquisitions and investments on our behalf. We had no operations prior to the commencement of our Offering. The net proceeds from our Offering are expected to be contributed to CHP II Partners, LP, our Operating Partnership, in exchange for partnership interests. Substantially all of our assets are expected to be held by, and substantially all of our operations conducted through, the Operating Partnership.

Our investment focus is on acquiring a diversified portfolio of healthcare real estate or real estate-related assets, primarily in the United States, within the seniors housing, medical office, post-acute care and acute care asset classes. The types of seniors housing that we may acquire include active adult communities (age-restricted and age-targeted housing), independent and assisted living facilities, continuing care retirement communities, and memory care facilities. The types of medical office properties that we may acquire include medical office buildings, specialty medical and diagnostic service facilities, surgery centers, outpatient rehabilitation facilities, and other facilities designed for clinical services. The types of post-acute care facilities that we may acquire include skilled nursing facilities, long-term acute care hospitals and inpatient rehabilitative facilities. The types of acute care facilities that we may acquire include general acute care hospitals and specialty surgical hospitals. We view, manage and evaluate our portfolio homogeneously as one collection of healthcare assets with a common goal of maximizing revenues and property income regardless of the asset class or asset type.

We are committed to investing the proceeds of our Offering through strategic investment types aimed to maximize stockholder value by generating sustainable cash flow growth and increasing the value of our healthcare assets. We expect to primarily lease seniors housing properties to wholly-owned TRS entities and engage independent third-party managers under management agreements to operate the properties as permitted under RIDEA structures; however, we may also lease our properties to third-party tenants under triple-net or similar lease structures, where the tenant bears all or substantially all of the costs (including cost increases, for real estate taxes, utilities, insurance and ordinary repairs). Medical office, post-acute care and acute care properties will be leased on a triple-net, net or modified gross basis to third-party tenants. In addition, we expect most investments will be wholly owned, although, we may invest through partnerships with other entities where we believe it is appropriate and beneficial. We may continue to invest in new property developments or properties which have not reached full stabilization. Finally, we also may invest in and originate mortgage, bridge or mezzanine loans or in entities that make investments similar to the foregoing investment types. We generally make loans to the owners of properties to enable them to acquire land, buildings, or to develop property. In exchange, the owner generally grants us a first lien or collateralized interest in a participating mortgage collateralized by the property or by interests in the entity that owns the property.

Liquidity and Capital Resources

As March 31, 2016, subscriptions for our common stock had not reached the minimum offering proceeds of $2,000,000 and therefore we had not commenced operations. We expect to have little, if any, cash flows from operations available for distribution until we make substantial investments and currently have no plans regarding when cash distributions will commence. There may be a delay between the sale of our common stock and the purchase of properties or other investments, which could result in a delay in our ability to generate cash flows to cover distributions to our stockholders. Therefore, we may determine not to pay distributions or to pay some or all of our cash distributions from other sources, such as from cash flows provided by financing activities, a component of which may include the proceeds of our Offering and/or borrowings, whether collateralized by our assets or uncollateralized. We have not established any limit on the extent to which we may use borrowings or proceeds of this Offering to pay distributions, and there will be no assurance that we will be able to sustain distributions at any level. In addition, we may choose to pay stock dividends, or effect stock splits, in lieu of making cash distributions.

Once the minimum offering proceeds of $2,000,000 are received, subscription proceeds will be released to us and we will commence operations. Our primary source of capital is expected to be the net proceeds that we receive from our Offering. We will use such amounts for investments in properties and other permitted investments, as well as the payment or reimbursement of fees and expenses relating to the selection, acquisition and development of properties and other permitted investments. Generally, we expect to meet cash needs for items other than acquisitions from our cash flows from operations, and we expect to meet cash needs for acquisitions from net proceeds from our Offering and borrowings. However, until such time as we are fully invested, we may use proceeds from our Offering and/or borrowings to pay all or a portion of our operating expenses, distributions and debt service.

We intend to strategically leverage our real properties and use debt as a means of providing additional funds for the acquisition of properties and the diversification of our portfolio. Our ability to increase our diversification through borrowings could be adversely affected by credit market conditions, which could result in lenders reducing or limiting funds available for loans, including loans collateralized by real estate. We may also be negatively impacted by rising interest rates on any unhedged variable rate debt or the timing of when we seek to refinance existing debt. During times when interest rates on mortgage loans are high or financing is otherwise unavailable on a timely basis, we may purchase certain properties for cash with the intention of obtaining a mortgage loan for a portion of the purchase price at a later time. Potential future sources of capital include proceeds from collateralized or uncollateralized financings from banks or other lenders. If necessary, we may use financings or other sources of capital in the event of unforeseen significant capital expenditures.

The number of properties and other permitted investments we may acquire or make will depend on the number of shares sold through our Offering of common stock and the resulting net Offering proceeds available for investment.

Results of Operations

As of March 31, 2016, we had not commenced operations because the minimum offering amount of $2,000,000 in shares of our common stock had not been achieved.

We are not aware of any material trends or uncertainties, favorable or unfavorable, that may be reasonably anticipated to have a material impact on either capital resources or the revenues and income to be derived from the acquisition and operation of properties and other permitted investments, other than those referred to in the risk factors identified in the “Risk Factors” section of our Registration Statement, as filed with the SEC.

Quantitative And Qualitative Disclosures About Market Risk

We may be exposed to financial market risks, specifically changes in interest rates to the extent we borrow money to acquire properties or to make loans and other permitted investments. Our management objectives related to interest rate risk will be to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. To achieve our objectives, we expect to borrow primarily at fixed rates or variable rates with the lowest margins available, and in some cases, with the ability to convert variable rates to fixed rates. With regard to variable rate financing, we will assess interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating interest rate protection opportunities through swaps or caps.

FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2016

CNL HEALTHCARE PROPERTIES II, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	March 31, 2016	December 31, 2015
ASSETS
Cash	$200,000	$200,000

Total assets	$200,000	$200,000

Commitments and contingencies (Note 4)
STOCKHOLDER’S EQUITY
Preferred stock, $0.01 par value per share, 10,000,000 shares authorized; none issued or outstanding	$—	$—
Common stock, $0.01 par value per share, 1,000,000,000 shares authorized, 20,000 shares issued and outstanding as of December 31, 2015	—	200
Class A Common stock, $0.01 par value per share, 1,200,000,000 shares authorized, 20,000 shares issued and outstanding as of March 31, 2016	200	—
Class T Common stock, $0.01 par value per share, 700,000,000 shares authorized; none issued or outstanding as of March 31, 2016	—	—
Class I Common stock, $0.01 par value per share, 100,000,000 shares authorized; none issued or outstanding as of March 31, 2016	—	—
Capital in excess of par value	199,800	199,800

Total stockholder’s equity	$200,000	$200,000

See accompanying notes to condensed consolidated financial statements.

CNL HEALTHCARE PROPERTIES II, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

Three Months Ended March 31, 2016 (Unaudited) and the Year Ended December 31, 2015

	Common Stock
			Class A		Class T		Class I		Capital in Excess of Par Value	Total Stockholder’s Equity
	Number of Shares	Par Value	Number of Shares	Par Value	Number of Shares	Par Value	Number of Shares	Par Value
Balance at December 31, 2015	20,000	$200	—	$—	—	$—	—	$—	$199,800	$200,000
Conversion of initial shares	(20,000)	(200)	20,000	200	—	—	—	—	—	—
Subscriptions received for common stock	—	—	—	—	—	—	—	—	—	—

Balance at March 31, 2016	—	$—	20,000	$200	—	$—	—	$—	$199,800	$200,000

See accompanying notes to condensed consolidated financial statements.

1.	Organization

CNL Healthcare Properties II, Inc. (“Company”) is a Maryland corporation organized on July 10, 2015 that intends to qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes beginning with the year ending December 31, 2016 or the year in which the Company commences material operations. The Company is sponsored by CNL Financial Group, LLC (“CNL”) and was formed primarily to acquire and manage a diversified portfolio of healthcare real estate and real estate-related assets that it believes will generate a steady current return and provide long-term value to its stockholders. It intends to focus on investing, primarily in the United States, within the seniors housing, medical office, acute care and post-acute care sectors, as well as other types of real estate and real estate-related securities and loans.

The Company is externally managed and advised by CHP II Advisors, LLC (“Advisor”), an affiliate of CNL. The Advisor provides advisory services to the Company relating to substantially all aspects of its investments and operations, including real estate acquisitions, asset management and other operational matters. During the period from July 10, 2015 to December 31, 2015, the Company sold 20,000 shares of common stock to the Advisor for an aggregate purchase price of $200,000, and these shares were converted into 20,000 Class A shares upon the filing of the Company’s Articles of Amendment and Restatement in March 2016. The Company did not pay any selling commissions or dealer manager fees in connection with the sale of these shares.

On March 2, 2016, pursuant to a registration statement on Form S-11 under the Securities Act of 1933, the Company commenced its initial public offering of up to $1,750,000,000, in any combination, of Class A, Class T and Class I shares of common stock (“Primary Offering”) on a “best efforts” basis, which means that CNL Securities Corp. (“Dealer Manager”), an affiliate of CNL, will use its best efforts but is not required to sell any specific amount of shares. The Company also intends to offer up to $250,000,000, in any combination, of Class A, Class T and Class I shares to be issued pursuant to a distribution reinvestment plan (“Reinvestment Plan” and, together with the Primary Offering, the “Offering”). The Company reserves the right to reallocate the shares offered between the Primary Offering and the Reinvestment Plan.

As of March 31, 2016, the Company’s subscription proceeds for its common stock had not reached the minimum offering amount of $2,000,000, and therefore the Company has not begun admitting stockholders.

The Company intends to conduct substantially all of its operations either directly or indirectly through an operating partnership, CHP II Partners, LP (“Operating Partnership”), in which the Company is the sole limited partner and its wholly-owned subsidiary, CHP II GP, LLC, is the sole general partner. While the Company will have no operations prior to receiving subscriptions in excess of the minimum offering amount of $2,000,000, it expects that substantially all of the net proceeds of its Offering will be contributed to the Operating Partnership in exchange for partnership interests.

The Company generally expects to lease its seniors housing properties to wholly-owned taxable REIT subsidiary entities (each, a “TRS”) and engage independent third-party managers under management agreements to operate the properties as permitted under REIT Investment Diversification and Empowerment Act of 2007 (“RIDEA”) structures; however, the Company may also lease its properties to third-party tenants under triple-net or similar lease structures, where the tenant bears all or substantially all of the costs (including cost increases for real estate taxes, utilities, insurance and ordinary repairs). Medical office, acute care and post-acute care properties will generally be leased on a triple-net, net or modified gross basis to third-party tenants. In addition, the Company expects most investments will be wholly-owned, although, it may invest through partnerships with other entities where the Company believes it is appropriate and beneficial. The Company expects to invest in new property developments or properties which have not reached full stabilization. Finally, the Company may invest in and originate mortgage, bridge or mezzanine loans or in entities that make investments similar to the foregoing investment types. The Company would generally make loans to the owners of properties to enable them to acquire land, buildings, or to develop property. In exchange, the owner generally grants the Company a first lien or collateralized interest in a participating mortgage collateralized by the property or by interests in the entity that owns the property.

2.	Summary of Significant Accounting Policies

Basis of Presentation and Consolidation — The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles in the United States (“GAAP”). The unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which, in the opinion of management, are necessary for the fair statement of the Company’s results for the interim period presented. Operating results for the three months ended March 31, 2016 may not be indicative of the results that may be expected for the year ending December 31, 2016. Amounts as of December 31, 2015 included in the unaudited condensed consolidated financial statements have been derived from audited consolidated financial statements as of that date but do not include all disclosures required by GAAP. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s final prospectus, filed with the SEC on March 2, 2016.

The accompanying unaudited condensed consolidated financial statements include the Company’s accounts and its subsidiaries, the Operating Partnership and the Operating Partnership’s general partner, CHP II GP, LLC. All material intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the Company’s unaudited condensed consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash — Cash consists of demand deposits at commercial banks with original maturities of three months or less.

Income Taxes — The Company intends to qualify for taxation as a REIT under Sections 856 through 860 of the Internal Revenue Code commencing with its taxable year ending December 31, 2016 or the first year in which the Company commences material operations. Prior to the Company’s REIT election, it is subject to corporate federal and state income taxes. If the Company qualifies for taxation as a REIT, the Company generally will not be subject to federal corporate income tax to the extent it distributes at least 90 percent of its REIT taxable income to its stockholders.

REITs are subject to a number of other organizational and operational requirements. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. For the three months ended March 31, 2016, the Company had no taxable income.

The Company expects to form one or more subsidiaries that may elect to be taxed as a TRS for U.S. federal income tax purposes. Under the provisions of the Internal Revenue Code and applicable state laws, a TRS will be subject to taxation on taxable income from its operations. The Company will account for federal and state income taxes with respect to a TRS using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and respective tax bases and operating losses and tax-credit carry forwards.

Adopted Accounting Pronouncements — In February 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2015-02, “Amendments to the Consolidation Analysis,” which requires amendments to both the variable interest entity and voting models. The amendments (i) modify the identification of variable interests (fees paid to a decision maker or service provider), the VIE characteristics for a limited partnership or similar entity and primary beneficiary determination under the VIE model, and (ii) eliminate the presumption within the current voting model that a general partner controls a limited partnership or similar entity. The new guidance is effective for annual reporting periods, and interim periods within those annual periods, beginning after December 15, 2015 with early adoption permitted. The amendments may be applied using either a modified retrospective or full retrospective approach. The Company adopted ASU 2015-02 on January 1, 2016; the adoption of which did not have a material impact on the Company’s consolidated financial statements.

2.	Summary of Significant Accounting Policies (continued)

In April 2015, the FASB issued ASU 2015-03, “Interest-Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs,” which requires that loan costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts or premiums. The new guidance is effective for annual reporting periods, and interim periods within those annual periods, beginning after December 15, 2015 with early adoption permitted. The ASU is to be applied retrospectively for each period presented. Upon adoption, an entity is required to comply with the applicable disclosures for a change in an accounting principle. The FASB subsequently issued ASU 2015-15, “Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements,” which clarifies that, given the absence of authoritative guidance in ASU 2015-03 regarding presentation and subsequent measurement of loan costs related to line-of-credit arrangements, the SEC Staff would not object to an entity deferring and presenting loan costs as an asset and subsequently amortizing the loan costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The Company adopted ASU 2015-03 on January 1, 2016; the adoption of which did not have a material impact on the Company’s consolidated financial statements.

In September 2015, the FASB issued ASU 2015-16, “Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments,” which requires an acquirer to recognize provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The amendments require that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. The new guidance is effective for annual reporting periods, and interim periods within those annual periods, beginning after December 15, 2015 with early adoption permitted. The Company adopted ASU 2015-16 on January 1, 2016; the adoption of which did not have a material impact on the Company’s consolidated financial statements.

Recent Accounting Pronouncements — In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers,” as a new ASC topic (Topic 606). The core principle of this ASU is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU further provides guidance for any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets, unless those contracts are within the scope of other standards (for example, lease contracts). The FASB subsequently issued ASU 2015-14 to defer the effective date of ASU 2014-09 until annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, with earlier adoption permitted. ASU 2014-09 can be adopted using one of two retrospective transition methods: 1) retrospectively to each prior reporting period presented or 2) as a cumulative-effect adjustment as of the date of adoption. The Company has not yet selected a transition method and is currently evaluating the impact of ASU 2014-09; however, its adoption could potentially have a significant effect on the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842): Accounting for Leases,” which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e. lessees and lessors). The ASU requires lessees to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. The ASU further modifies lessors’ classification criteria for leases and the accounting for sales-type and direct financing leases. The ASU will also require qualitative and quantitative disclosures designed to give financial statement users additional information on the amount, timing, and uncertainty of cash flows arising from leases. The ASU is effective for annual reporting periods, and interim periods within those annual periods, beginning after December 15, 2018 with early adoption permitted. The ASU is to be applied using a modified retrospective approach. The Company is currently evaluating the impact this ASU will have on the Company’s consolidated financial statements.

3.	Related Party Arrangements

The Company expects that the Advisor and certain affiliates of the Advisor will receive fees and compensation in connection with the Offering and the acquisition, management and sale of the assets of the Company, as follows:

Dealer Manager — The Dealer Manager will receive a selling commission up to 7% of the sale price for each Class A share and 2% of the sale price for each Class T share sold in the Primary Offering, all or a portion of which may be reallowed to participating broker dealers. In addition, the Dealer Manager will receive a dealer manager fee in an amount equal to 2.75% of the price of each Class A share or Class T share sold in the Primary Offering, all or a portion of which may be reallowed to participating broker dealers.

The Company will pay a distribution and stockholder servicing fee, subject to certain limits, with respect to the Class T and Class I shares sold in the Primary Offering in an annual amount equal to 1% and 0.50%, respectively, of the current gross offering price per Class T or Class I share, respectively, or if the Company is no longer offering shares in a public offering, the estimated per share value per Class T or Class I share, respectively. If the Company reports an estimated per share value prior to the termination of the Primary Offering, the annual distribution and stockholder servicing fee will continue to be calculated as a percentage of the current gross offering price per Class T or Class I share until the Company reports an estimated per share value following the termination of the Primary Offering, at which point the distribution fee will be calculated based on the new estimated per share value.

Advisor — The Company will pay the Advisor a monthly asset management fee in an amount equal to 0.0667% of the monthly average of the sum of the Company’s and the Operating Partnership’s respective daily real estate asset value, without duplication, plus the outstanding principal amount of any loans made, plus the amount invested in other permitted investments. For this purpose, “real estate asset value” equals the amount invested in wholly-owned properties, determined on the basis of cost, and in the case of properties owned by any joint venture or partnership in which the Company is a co-venturer or partner the portion of the cost of such properties paid by the Company, exclusive of acquisition fees and acquisition expenses and will not be reduced for any recognized impairment. Any recognized impairment loss will not reduce the real estate asset value for the purposes of calculating the asset management fee. The asset management fee, which will not exceed fees which are competitive for similar services in the same geographic area, may or may not be taken, in whole or in part as to any year, in the Advisor’s sole discretion. All or any portion of the asset management fee not taken as to any fiscal year shall be deferred without interest and may be taken in such other fiscal year as the Advisor shall determine.

The Company will pay the Advisor a construction management fee of up to 1% of hard and soft costs associated with the initial construction or renovation of a property, or with the management and oversight of expansion projects and other capital improvements, in those cases in which the value of the construction, renovation, expansion or improvements exceeds (i) 10% of the initial purchase price of the property and (ii) $1,000,000 in which case such fee will be due and payable as draws are funded for such projects.

The Advisor will receive an investment services fee of 2.25% of the purchase price of properties and funds advanced for loans or the amount invested in the case of other assets for services in connection with the selection, evaluation, structure and purchase of assets. No investment services fee will be paid to the Advisor in connection with the Company’s purchase of securities.

The Advisor, its affiliates and related parties also are entitled to reimbursement of certain operating expenses in connection with their provision of services to the Company, including personnel costs, subject to the limitation that the Company will not reimburse the Advisor for any amount by which operating expenses exceed the greater of 2% of its average invested assets or 25% of its net income in any expense year unless approved by the independent directors.

The Advisor will pay all other organizational and offering expenses incurred in connection with the formation of the Company, as well as certain expenses related to the Offering, without reimbursement by the Company. These expenses include, but are not limited to, SEC registration fees, FINRA filing fees, printing and mailing expenses, blue sky fees and expenses, legal fees and expenses, accounting fees and expenses, advertising and sales literature, transfer agent fees, due diligence expenses, personnel costs associated with processing investor subscriptions, escrow fees and other administrative expenses of the Offering.

3.	Related Party Arrangements (continued)

The Company entered into an expense support and restricted stock agreement with the Advisor pursuant to which the Advisor has agreed to accept payment in the form of forfeitable restricted Class A shares of common stock in lieu of cash for services rendered that the Company owes to the Advisor under the advisory agreement (“Expense Support Agreement”). In exchange for services rendered and in consideration of the expense support provided, the Company shall issue, following each determination date, a number of shares of restricted stock equal to the quotient of the expense support amount provided by to the Advisor for the preceding quarter divided by the board of directors’ most recent determination of net asset value per share of the Class A common shares, if the board has made such a determination, or otherwise the most recent public offering price per Class A common share, on the terms and conditions and subject to the restrictions set forth in the Expense Support Agreement. The Restricted Stock is subordinated and forfeited to the extent that shareholders do not receive a Priority Return on their Invested Capital (as defined in the prospectus), excluding for the purposes of calculating this threshold any shares of restricted stock or other stock owned by the Advisor, and any distributions paid on such shares.

CNL Capital Markets Corp. — The Company will pay CNL Capital Markets Corp., an affiliate of CNL, an annual fee payable monthly based on the average number of total investor accounts that will be open during the term of the capital markets service agreement pursuant to which certain administrative services are provided to the Company. These services may include, but are not limited to, the facilitation and coordination of the transfer agent’s activities, client services and administrative call center activities, financial advisor administrative correspondence services, material distribution services, and various reporting and troubleshooting activities.

4.	Commitments and Contingencies

From time to time, the Company may be a party to legal proceedings in the ordinary course of, or incidental to the normal course of, its business, including proceedings to enforce its contractual or statutory rights. While the Company cannot predict the outcome of these legal proceedings with certainty, based upon currently available information, the Company does not believe the final outcome of any pending or threatened legal proceeding will have a material adverse effect on its results of operations or financial condition.